SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Rehabcare Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   759148109
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 707,875, which constitutes approximately 15.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 4,678,578 shares outstanding.

1.  Name of Reporting Person:

    Connor, Clark & Company Ltd.

2.  Check the Appropriate Box if a Member of a Group:
                                                    (a) / /

                                                    (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Ontario, Canada


                5.   Sole Voting Power: -0-
Number of
Shares
Beneficially    6.   Shared Voting Power: 707,875
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0-
Person
With
                8.   Shared Dispositive Power: 707,875

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    707,875

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                        /  /


11. Percent of Class Represented by Amount in Row (9): 15.1%


12. Type of Reporting Person: IA

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby amend their Schedule 13G Statement dated February 14, 1995, as amended by Amendment No. 1 dated February 14, 1995, Amendment No. 2 dated February 14, 1995, Amendment No. 3 dated February 14, 1995, and Amendment No. 4 dated February 7, 1996 (the "Schedule 13G"), relating to the Common Stock, par value $.01 per share, of Rehabcare Group, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13G. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Person's (as hereinafter defined)
Schedule 13G with respect to Rehabcare Group, Inc.

Item 1(a).   Name of Issuer.

    The name of the Issuer is Rehabcare Group, Inc. (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices.

    The principal executive offices of the Issuer are located at 7733 Forsyth Boulevard, Suite 1700, St. Louis, Missouri 63105.

Item 2(a).   Names of Persons Filing.

    Connor, Clark & Company, Ltd. (the  Reporting Person )

Item 2(b).   Address of Principal Business Office, or if None, Residence.

    The address of the principal business office or residence of the Reporting Person is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

Item 2(c).   Citizenship.

    The Reporting Person is organized under the laws of Ontario, Canada.

Item 2(d).   Title of Class of Securities.

    This Schedule 13G Statement relates to the Common Stock, par value $.01 per share, of the Issuer (the "Stock").

Item 2(e).   CUSIP Number.

    759148109

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

    This Schedule 13G Statement is being filed pursuant to Rule 13d-1(b) under the Act because the Reporting Person is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

         (a)-(b)

         The aggregate number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 707,875, which constitutes approximately 15.1% of the outstanding shares of the Stock.

         (c)

    The Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 707,875 shares of the Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

    Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    The Reporting Person, which is engaged in the business of providing discretionary investment management services, is deemed to be a beneficial owner for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 since it has the power to vote and/or the power to dispose of the Stock held in securities accounts on behalf of many clients (the Clients ), which include, among others, individual private investors, pension funds, foundations and investment partnerships. The Reporting Person does not, however, have any economic or pecuniary interests in the securities held on behalf of its Clients. The Clients are the actual owners of the securities (including the Stock) held in their respective accounts; and they have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such securities (including the Stock). No Client has an interest in dividends or sale proceeds that relates to 5% or more of the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.  Identification and Classification of Members of the Group.

    This Schedule 13G Statement is not being filed on behalf of a group.

Item 9.  Notice of Dissolution of Group.

    It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10. Certification.

    By singing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: January 10, 1997


                          CONNOR, CLARK & COMPANY, LTD.

                          By:  /s/ Gerald R. Connor
                               Gerald R. Connor, President